Mail Stop 7010
      July 12, 2005

By U.S. Mail and Facsimile

Mr. Thomas J. Koenig
Vice President and Chief Financial Officer
Day International Group, Inc.
130 West Second Street
Dayton, Ohio 45402

Re:	Day International Group, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Form 10-Q for the Fiscal Quarter Ended March 31, 2005
      	File No.  033-93644

Dear Mr. Koenig:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 14

Contractual Obligations, page 23

1. We note that long-term debt represents the majority of your contractual obligations as of December 31, 2004. In future filings, please expand the table to address, or provide a footnote disclosure to the table of contractual obligations, of your obligations in respect of interest payments associated with these long-term debt maturities.

Item 9A. Controls and Procedures, page 59

2. We note your disclosure that "management, with the participation of the Company`s Chief Executive Officer and Chief Financial Officer, assesses the internal control and disclosure control systems as being effective as they encompass material matters for the three months ended December 31, 2004." Please confirm to us and revise future annual and quarterly filings to state, in clear and unqualified language, that your disclosure controls and procedures were effective, or not effective, as of the end of the annual or quarterly period covered by the report. See Exchange Act Rule 13a-15(e) for guidance.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 17

Liquidity and Capital Resources, page 19

3. To enhance your disclosure, please confirm and revise future filings to disclose whether you are in compliance with the covenants contained in your applicable debt agreements as of the latest balance sheet date. To the extent material, disclose and discuss your most restrictive debt covenants.

*	*	*

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, John
Hartz, Senior Assistant Chief Accountant, at (202) 551-3689 or, in their absence, to the undersigned at (202) 551-3768.


      Sincerely,



      John Cash
								Accounting Branch Chief
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Mr. Thomas J. Koenig
Day International Group, Inc.
July 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE